Exhibit 23.3

Consent of Independent Auditors

The Board of Directors
Bats Global Markets, Inc.

We consent to the inclusion in amendment no. 4 to the registration statement on Form S-1 (No. 333-208565) of Bats Global Markets, Inc. (formerly known as BATS Global Markets, Inc.) of our report dated December 3, 2015, with respect to the combined statements of financial condition of KCG Hotspot FX as of December 31, 2014 and 2013, and the related consolidated statements of income, changes in net investment, and cash flows for the year in the two-year period ended December 31, 2014, and to the reference to our firm under the heading “Experts” in the prospectus.

The audit report with respect to the December 31, 2014 and 2013 combined financial statements contains an explanatory paragraph that refers to the basis of presentation of those combined financial statements.

/s/ KPMG LLP

Kansas City, Missouri
April 14, 2016